www.transatlanticpetroleum.com

16803 N. Dallas Parkway	Clarendon House
PO Box 246	2 Church Street
Addison, TX 75001-0246	Hamilton HM CX
Phone 214-220-4323	Bermuda

Fax 214-265-4711

October 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Merger & Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attn:Christina Chalk, Senior Special Counsel

Re:TransAtlantic Petroleum Ltd.

PREM14A filed September 22, 2020 (File No. 1-34574)

Schedule 13E-3 filed September 23, 2020 filed by TAT Holdco LLC, et al. (File No. 5-79343)

Ladies and Gentlemen:

Set forth below are the responses of TransAtlantic Petroleum Ltd., a Bermuda exempted company (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 29, 2020 with respect to the Preliminary Proxy Statement filed with the Commission by the Company on September 22, 2020 (the “Proxy Statement”) and the Schedule 13E-3 filed with the Commission by the Company on September 23, 2020 (the “Schedule 13E-3”).

The Company has revised the Proxy Statement (the “Revised Proxy Statement”) and the Schedule 13E-3 (the “Amended Schedule 13E-3”) and has filed with the Commission the Revised Proxy Statement and Amended Schedule 13E-3 on the date hereof to, among other things, address the Staff’s comments.  For your convenience, the Company has set forth below each Staff comment followed by the Company’s response (it being understood that all responses to questions concerning any of the filing persons for the Amended Schedule 13E-3 other than the Company (collectively, the “Acquiring Group”) have been provided to us on their behalf by legal counsel for such filing persons and such counsel have requested us to convey such responses below on behalf of such filing persons). Caption references and page numbers refer to the captions and pages contained in the Revised Proxy Statement and Amended Schedule 13E-3, as applicable, unless otherwise indicated. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Revised Proxy Statement and Amended Schedule 13E-3, as applicable.

Schedule 13E-3 filed September 23, 2020 - General

1.

Please supplementally explain why you have not included Jonathon T. Fite as a filer on the Schedule 13E-3. We note that Mr. Fite is a member of the current Board of Directors, a member of the Preferred Shareholder Group that entered into the agreement with the Company to approve this merger and formed Merger Sub, as well as a control person of filer KMF Investment Partners, LP. Provide the requested analysis or alternatively, add Mr. Fite as a filer on the Schedule 13E-3 and ensure he provides (either in the proxy statement or otherwise) all of the disclosure required by the Schedule.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the cover page in the Amended Schedule 13E-3 to add Jonathon T. Fite as a filer.

Preliminary Proxy Statement filed September 22, 2020

General

2.

Please fill in the blanks throughout the proxy statement, including as to the number and percentage of shares held by the Company’s executive officers and directors. Information that is subject to change may be bracketed to highlight this fact.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in the Revised Proxy Statement to fill in the blanks throughout the Revised Proxy Statement, including as to the number and percentage of shares held by the Company’s executive officers and directors. This information will be updated, as appropriate, and any remaining blanks will be filled in once a date is set for the special meeting and a definitive proxy statement is mailed to shareholders.

3.	Briefly describe the second proposal to adjourn the special meeting, why you have included it and your recommendation on that proposal.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company discloses on page 66 in the Revised Proxy Statement that the adjournment proposal is included to allow the Board to either adjourn the special meeting or postpone the special meeting before it commences, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal, or in the absence of a quorum, and that the Board recommends that shareholders vote “FOR” the adjournment proposal. Further, the Company has added additional disclosure on page 66 in the Revised Proxy Statement to note that the Board believes it is in the best interest of the Company and its shareholders to enable the Board to continue to seek to obtain a sufficient number of additional votes in favor of the merger proposal if the number of the common shares present in person or by proxy at the special meeting voting in favor of the merger proposal is not sufficient to adopt the merger proposal.

Summary Term Sheet – Vote Required, page 3

4.

Here and in the corresponding section on page 53, clarify what percentage of the required vote of common shareholders is assured by virtue of the shares held by participants in the transaction. In this regard, it is not clear whether the figures that appear in the beneficial ownership table later in the proxy statement reflect the common shares underlying the preferred shares those individuals hold.

Response: The Company acknowledges the Staff’s comment and advises the Staff that because the merger proposal is determined by the percentage of votes cast, the Company has revised the disclosure on pages 3 and 62 in the Revised Proxy Statement to disclose that the merger proposal will be approved in a vote where 100% of the outstanding common shares are voted if at least 16.4% of the common shares held by unaffiliated shareholders vote “FOR” the merger proposal. This disclosure clarifies that the percentage of outstanding common shares held by directors, executive officers and members of the Acquiring Group excludes any common shares issuable upon conversion of preferred shares because it is not anticipated that the preferred shares will be converted prior to the Special Meeting. Additionally, the Company respectfully notes that page 1 of the Revised Proxy Statement explains that “[b]ecause members of the Preferred Shareholder Group will not convert their preferred shares into common shares for purposes of voting on the merger proposal at the special meeting, references in [the] proxy statement to beneficial ownership of common shares excludes beneficial ownership of common shares as a result a person’s ownership of preferred shares unless otherwise noted.” Finally, the Company has revised the disclosure on page 86 in the Revised Proxy Statement to clarify that, unlike elsewhere in the Revised Proxy Statement, the figures that appear in the beneficial ownership table do reflect the common shares underlying the preferred shares those individuals hold.

Merger Consideration, page 4

5.

Where you discuss the merger consideration, including in this section, note that it represents a 62% discount to the trading price of the common shares on the last trading day before announcement of the merger.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 5, 14 and 67 in the Revised Proxy Statement to note that the merger consideration represents a 62% discount to the trading price of the common shares on the last trading day before announcement of the merger.

Interests of the Company’s Directors and Executive Officers in the Merger, page 10

6.

Quantify the percentage of shares of the surviving entity that each insider will own after the consummation of the merger. Make the same change in the corresponding section of the proxy statement that currently appears on page 44.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 7, 15 and 51 in the Revised Proxy Statement to note the percentage of the Parent that each insider will own after the consummation of the merger.

Appraisal Rights, page 11

7.

Clarify whether shareholders who do not vote by proxy or at the special meeting (versus those who vote against the merger) can exercise appraisal rights. Make the same revision in the corresponding section later in the proxy statement on page 60.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 12, 56 and 69 in the Revised Proxy Statement to clarify that shareholders who do not vote by proxy or at the special meeting can exercise appraisal rights.

Who will own the Company after the merger?, page 16

8.	See our comment above. Identify by name the current executive officers and directors of the Company, their current positions, and their stake in the surviving entity after the merger.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 7, 15 and 51 in the Revised Proxy Statement to note the percentage of the Parent that each current executive officer and director will own after the consummation of the merger.

Special Factors – Background to the Merger, page 21

9.	Refer to the first paragraph in this section. Expand to describe the “potential strategic alternatives” the Company explored but elected not to pursue in favor of the merger.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 21 in the Revised Proxy Statement to clarify that the potential strategic alternatives referenced in the first paragraph refer to alternatives considered from June 2014 until the end of 2017, which is beyond the two-year period generally discussed in accordance with Item 1005 of Regulation M-A.  Additionally, the Company has expanded the disclosure beginning on page 21 to provide additional detail on potential strategic alternatives explored since the beginning of 2018.

10.

The disclosure on page 21 indicates that in April 2018, the Company received several proposals to acquire “certain of the Company’s assets,” including an offer to acquire the entire Company from Mr. Mitchell, subject to obtaining financing. It appears that Mr. Mitchell and his affiliates filed a Schedule 13D/A on December 6, 2017 and next amended that Schedule on August 20, 2018. Supplementally explain why Mr. Mitchell apparently did not amend his Schedule 13D to reflect the fact that he had made a proposal to acquire the Company until the amendment filed on August 20, 2018, despite that it appears the proposal was made in April 2018.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 21 in the Revised Proxy Statement to clarify that the offer from Mr. Mitchell to acquire the entire Company was received in August 2018.

11.	Summarize the material terms of the April 2018 proposal to acquire the Company by Mr. Mitchell and his affiliates.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 21 in the Revised Proxy Statement to summarize the material terms of the August 2018 proposal to acquire the Company by Mr. Mitchell and his affiliates.

12.

Revise to expand the explanation of why the Company elected not to pursue any of the third-party proposals received in 2018 (other than Mr. Mitchell’s for which you state he could not obtain financing). Be specific about the terms of the rejected proposals and the “adverse tax consequences” you cite as the reasons for rejection of those alternatives.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 21 in the Revised Proxy Statement to expand the explanation of why the Company elected not to pursue any of the third-party proposals received in 2018.

13.

Refer to the disclosure on page 21. Explain when and how the Board apparently reversed its decision in November 2018 that “continuing to explore and develop the Company’s drilling inventory was the best opportunity to maximize shareholder value.”

Response:   The Company acknowledges the Staff’s comments and advises the Staff that the Board did not formally determine to reverse its November 2018 decision that continuing to explore and develop the Company’s drilling inventory was the best opportunity to maximize shareholder value.  Rather, as disclosed on pages 23 through 26 of the Revised Proxy Statement, due to the precipitous decline in Brent crude oil prices during 2020, the Company experienced a significant reduction in liquidity and reported in its Annual Report on Form 10-K for the year ended December 31, 2019 that there was substantial doubt about the Company’s ability to continue as a going concern.  The Company has added disclosure on page 23 of the Revised Proxy Statement that expands and clarifies that due to the decline in oil prices, the Company did not have sufficient cash flow from operations or other sources of liquidity to fund the exploration and development of the Company’s drilling inventory.  As a result, exploring and developing the Company’s drilling inventory was no longer a viable strategy for the Company.

14.

Explain the Company’s decision not to solicit alternative third-party proposals in December 2019, when it received another proposal from Mr. Mitchell. We note the disclosure that the auction process in 2018 did not yield an acceptable proposal, but that occurred more than a year before.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 22 in the Revised Proxy Statement to clarify that the letter received from Mr. Mitchell in December 2019 did not include an offer to acquire the Company and to explain the Company’s decision not to solicit alternative third-party proposals in December 2019.

15.

For each of the prior proposals made by Mr. Mitchell and his affiliates, provide a per share valuation based on the number of shares outstanding when the proposal was made (versus the potential for dilution based on issuance of new common shares as dividends on the Company’s preferred shares).

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 23 through 24 in the Revised Proxy Statement to provide a per share valuation for each of the proposals made by Mr. Mitchell.

16.	Refer to page 23. Briefly describe the reimbursement agreements proposed by the Company during the negotiations with Mr. Mitchell and his affiliates.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 24 in the Revised Proxy Statement to provide a brief description of the reimbursement agreements.

17.

Refer to the disclosure at the bottom of page 25. Summarize the measures the parties agreed to in order to address the potential conflict of interest of Mr. Mitchell as CEO and owner of the lender to the Company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 26 through 27 in the Revised Proxy Statement to summarize the contractual provisions the parties agreed to in order to address the potential conflict of interest of Mr. Mitchell as CEO and owner of the lender to the Company.

Reasons for the Merger; Recommendation of the Special Committee…, page 28

18.

The Instruction to Item 1014 of Reg. M-A sets forth some factors that are generally relevant to fairness. To the extent any one of such factors was not considered by a filing party or was given little weight, this may be an important part of the filer’s fairness analysis that should be explained for shareholders. Please expand this section to discuss how each factor listed in the Instruction was considered by the Company, or was not considered, and why. We note that you have not addressed most of the factors, including liquidation value, net book value or going concern value and you have not explained how you analyzed the 62% discount to recent trading prices reflected in the merger consideration.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 31 through 32 in the Revised Proxy Statement to further discuss the factors related to fairness set forth in the Instruction to Item 1014 of Reg. M-A.

19.

Explain how the filing persons analyzed each factor listed. For example, refer to the last bullet point on page 28. It is not clear how you analyzed the factors that you believe distort the market value of the Company’s common stock, such as limited equity coverage, particularly since the shares trade so much higher than what shareholders will receive in the merger. Please expand to explain.

Response: The Company acknowledges the Staff’s comment and advises the Staff that as disclosed on page 34 of the Revised Proxy Statement, in view of the variety of factors considered in connection with its evaluation of the merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination and recommendation with respect to the merger. However, with respect to the specific factor identified by the Staff, the Company has revised the disclosure on page 30 in the Revised Proxy Statement to explain why the Special Committee believes that the market price of the Company’s common shares did not accurately reflect factors relevant to the Company’s market value.

20.

State why the merger is procedurally fair to unaffiliated shareholders in the absence of the safeguards set forth in Item 1014(c)-(e) of Reg. M-A. Provide the same disclosure for the Acquiring Group and their fairness determination below.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 34 and 47 through 48 in the Revised Proxy Statement to state why the Special Committee and Acquiring Group, as applicable, believes the merger is procedurally fair to unaffiliated shareholders in the absence of the safeguards set forth in Item 1014(c) and (d) of Reg. M-A.

Opinion of Seaport Guardian Energy LLC, page 32

21.	Refer to the second paragraph in this section on page 32 where you state that the fairness opinion addresses only the “fairness, from a financial point of view, to the holders of common shares as it relates to the merger consideration to be received by such shareholders in the merger…” However, in the last paragraph on page 23, you state that pursuant to its engagement letter, Seaport agreed to assist the Special Committee in its evaluation of corporate and balance sheet related shareholder value enhancing alternatives… including, without limitation, providing the Special Committee with a preliminary estimated valuation of the Company and its assets as a going concern.” This aspect of the analysis must be described in considerable detail. See Item 1015(a) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 41 in the Revised Proxy Statement clarify that while Seaport agreed as part of its engagement to provide the Special Committee with certain information if requested by the Special Committee, the information provided under “Opinion of Seaport Gordian Energy LLC” summarizes the material aspects of the analyses actually requested by the Special Committee during the course of Seaport’s engagement.

22.

Significantly expand the summary of each of the preliminary discussion materials referenced on page 36 and filed as exhibits to the Schedule 13E-3, consistent with the requirements of Item 1015(a) of Regulation M-A. To the extent that one or more of the presentations and presentation materials are the same as other presentations you have already described in revised disclosure, provide a summary of the material differences.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 39 through 41 in the Revised Proxy Statement to expand the summary of each of the preliminary discussion materials.

Certain Unaudited Prospective Financial Information Concerning the Company, page 36

23.	Summarize the material assumptions and limitations on the projections disclosed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 42 through 43 in the Revised Proxy Statement to further summarize the material assumptions and limitations on the projections disclosed.

Position of the Acquiring Group as to the Fairness of the Merger, page 38

24.

See our comment above. Discuss how the Acquiring Group analyzed the fairness of the merger consideration in relation to the recent trading price for the Company’s shares, given that the shares traded at a price 62% higher than the merger consideration as recently as last month. See the Instruction to Item 1014 of Reg. M-A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 45 through 47 in the Revised Proxy Statement to explain how the Acquiring Group analyzed the fairness of the merger consideration.

25.

The Instruction to Item 1014 of Reg. M-A generally sets forth some factors that are generally relevant to fairness. To the extent any one of such factors was not considered by a filing party or was given little weight, this may be an important part of the filer’s fairness analysis that should be explained for shareholders. Please expand this section to discuss how each factor listed in the Instruction was considered by the Acquiring Group, or was not considered, and why.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 45 through 47 in the Revised Proxy Statement to discuss how each factor listed in the Instruction to Item 1014 of Reg. M-A was considered by the Acquiring Group, or was not considered, and why.

26.

At the top of page 40 where you note that the transaction was structured to require informed consent by 75% of the shareholders who vote, disclose what percentage of unaffiliated shareholders must approve the merger, given the extensive insider holdings in this Company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that because the merger proposal is determined by the percentage of votes cast, the Company has revised the disclosure on page 46 in the Revised Proxy Statement to disclose that the merger proposal will be approved in a vote where 100% of the outstanding common shares are voted if at least 16.4% of the common shares held by unaffiliated shareholders vote “FOR” the merger proposal.

27.

In the last paragraph in this section on page 40, remove the qualifier about including all of the material factors considered by the Acquiring Group. The Acquiring Group is responsible for providing this information.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 48 in the Revised Proxy Statement to remove the qualifier about including all of the material factors considered by the Acquiring Group.

Purposes and Reasons of Acquiring Group for the Merger, page 40

28.	State the reasons for the timing of the merger from the perspective of the Acquiring Group. See Item 1013(c) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 48 through 49 in the Revised Proxy Statement to explain the reasons for the timing of the merger from the perspective of the Acquiring Group.

29.

Refer to the disclosure on page 41 that before submitting the transaction proposal, the Acquiring Group “reviewed strategic alternatives that could be considered to potentially improve the financial performance and shareholder value of the Company.” List the alternatives considered and explain why each was not pursued. See Item 1013(b) of Reg. M-A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 48 through 49 in the Revised Proxy Statement to discuss the alternatives considered and explain why each was not pursued.

Interest of Directors and Executive Officers in the Merger, page 44

30.	Clarify whether Mr. Mitchell, whether directly or through affiliated entities, also has made loans to the Company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 52 in the Revised Proxy Statement to describe the loan that Dalea Investment Group, LLC, an affiliate of Mr. Mitchell, has made to the Company.

31.	Quantify the fees paid to the Riata Entities controlled by Mr. Mitchell during the last year, to allow shareholders to understand the extent of these related party transactions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 52 in the Revised Proxy Statement to note the amount the Company reimbursed the Riata Entities for the costs of the services performed by certain family members for the Company during 2019 and 2020 (through June 30, 2020).

Opinion of Seaport – Annex C

32.

We refer to the following language in the first sentence of the last paragraph of the fairness opinion included as Annex C to the proxy statement: “This Opinion may not be used or relied upon by any person other than the Board or the Committee… Please delete this language in the proxy statement and the attachment. Alternatively, revise to disclose the legal basis for Seaport’s and the Company’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of the Company under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Seaport or the Company under the federal securities laws.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 35 in the Revised Proxy Statement to (i) discuss the basis for the belief that the shareholders of the Company are not entitled to rely on Seaport’s fairness opinion, (ii) note that the availability of such a defense will be resolved by a court of competent jurisdiction and (iii) note that the resolution of the question of availability of such a defense will have no effect on the rights and responsibilities of the Company under Bermuda law and that the availability of such a defense to Seaport would have no effect on the rights and responsibilities of either Seaport or the Company under the federal securities laws.

*      *      *      *      *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (214) 265-4708 or Garrett DeVries of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.

Very truly yours,

/s/ Tabitha Bailey

Tabitha Bailey

Vice President, General Counsel and Corporate Secretary

cc: Garrett DeVries, Akin Gump Strauss Hauer & Feld LLP

Robert Sarfatis, Foley & Lardner LLP